BB 3/7



02003515

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

RECEIVED MAR 06 2002 143 — SEC MAIL PROCESSING SECTION WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-01 (MM/DD/YY) AND ENDING 12-31-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M. Amarico, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Limekiln Road
(No. and Street)

West Redding (City) Connecticut (State) 06896 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Amari 203-938-3530
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gargan, James M.
(Name – *if individual, state last, first, middle name*)

105 Mill Plain Road (Address) Danbury (City) Connecticut (State) 06811 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18

OATH OR AFFIRMATION

I, Michael Amari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Amarico, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael M Amari
Signature

President
Title

Coretta Bayles 9/30/03
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes ~~in Financial Condition.~~ Cash Flow
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAMES M. GARGAN, C.P.A.

105 Mill Plain Road
2nd Floor
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Shareholder of
M. Amarico, Inc.

I have examined the statement of financial condition of M. Amarico, Inc. as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of M. Amarico, Inc. as of December 31, 2001, and the results of its operations and changes in financial position for the year then ended in conformity with generally accepted accounting principles.

My examination included the supplementary schedules 1-4 and in my opinion, they represent fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.



Danbury, Connecticut
February 26, 2002

M. Amarico, Inc.
Statement of Financial Condition
As of December 31, 2001

Exhibit A

Assets

Current Assets		
Cash and Cash Equivalents	$130,310	
Accounts Receivable	3,001	
Interest Receivable	1,750	
Securities Owned at Market Value (Cost $70,116)	78,615	
Prepaid Taxes	1,100	
Prepaid Expenses & Deposits	1,095	
Total Current Assets		**$215,871**
Fixed Assets		
Automobiles	40,868	
Furniture, Fixtures & Office Equip.	69,594	
Total	$110,462	
Less: Accumulated Depreciation	100,639	
Net Fixed Assets		$9,823
Other Assets		
Cash Surrender Value Life Insurance		41,645
Total Assets		**$267,339**

Liabilities and Stockholder's Equity

Liabilities	
Accounts Payable, Accrued Expenses and Taxes Payable (Schedule A-1)	$6,737
Loan Payable	28,230
Total Liabilities	$34,967
Commitments and Contingent Liabilities (Note 8)	
Stockholders' Equity	
Capital Stock Issued (Note 2)	$ 50,000
Retained Earnings - Exhibit C	182,372
Total Stockholders' Equity (Exhibit D)	$232,372
Total Liabilities and Stockholders' Equity	$267,339

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Accrued Expenses and Taxes Payable
As of December 31, 2001

Accounts Payable		$ 3,565
Accrued Expenses and Payroll Taxes		2,891
Accrued Income Taxes		281
	Total	$ 6,737

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Income
For the Calendar Year 2001

Commissions etc.	$103,706	
Profits (Loss) on Firm Trading Accounts	68,264	
Unrealized Gain (Loss) on Securities Held	(48,662)	
Interest and Dividends	9,367	
Total Revenue		**$132,675**
Expenses		
Officer's Salary	$ 20,500	
Commission & Salaries	(7,760)	
Clearing Broker	59,566	
Payroll Taxes & Employee Benefits (Note 3)	25,516	
Telephone	3,241	
Insurance	5,660	
Quotes & Subscriptions	2,975	
Automobile Lease & Expenses	1,515	
Office Supplies & Expense	3,556	
Utilities & Other Occupancy	3,843	
Material & Repair Expense	1,855	
Professional Fee	2,294	
NASD & Other Regulatory Expenses	1,080	
Pension Expense	60,888	
Travel & Entertainment	1,409	
Postage	114	
Interest Expense	3,222	
General & Miscellaneous Expenses	245	
Total Expenses		**$189,719**
Profit (Loss) Before Depreciation and Taxes		(57,044)
Less: Depreciation (Note 5)		14,122
Income (Loss) Before Taxes		$(71,166)
Changes in Income Taxes (Note 6)		1,981
Net Income (Loss)		**$ (73,147)**

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Retained Earnings
For the Calendar Year 2001

Exhibit C

Balance - Beginning of Year	$245,751	
Add: Net Income Per Exhibit B	(73,147)	
Cash Surrender Value Life Insurance	9,768	
Balance - End of Year		$182,372

Statement of Changes in Stockholders' Equity

Exhibit D

Balance - Beginning of Year	$295,751	
Add: Net Income (Loss) Per Exhibit B	(73,147)	
Cash Surrender Value of Life Insurance	9,768	
Balance - End of Year		$232,372

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Statement of Cash Flows
For the Calendar Year 2001

Exhibit E

Sources (Uses) of Cash		
From Operations		
Net Income (Loss)	$ (73,147)	
Depreciation	14,122	
Cash (Uses) of Cash from Operating Activities		$(59,025)
Changes in Assets and Liabilities		
Accounts Receivable	$ 4,419	
Prepaid Expenses & Taxes	(1,638)	
Accounts Payable	2,208	
Accrued Expenses and Taxes	(20,708)	
Bank Loan	10,370	
Accrued Income Taxes	(20,799)	
Net (Uses) of Cash from Operating Activities		$(26,148)
Cash Flow From Investing and Financing Activities		
Sale of Trade Securities	$85,007	
Purchase of Fixed Assets	(1,546)	
Net (User) of Cash from Investing and Financing		$83,461
Net (Decrease) in Cash		$(1,712)
Cash Beginning of Year		132,022
Cash End of Year		$130,310
Cash Paid During the Year for Income Taxes		$22,780
Cash Paid During the Year for Interest		$ 3,222

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Net Captial
As of December 31, 2001

Schedule 1

Total Stockholder's Equity Per Exhibit A		$232,372
Less: Non Allowable Assets		
Prepaid Expenses & Deposits	$1,095	
Net Fixed Assets	9,823	$10,918
Net Capital Before Haircuts on Securities Position		$221,454
Less: Haircuts on Securities Position	$ 3,481	
US Treasury Obligations	1,662	
		$ 5,143
Net Capital		$216,311

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation of Aggregate Indebtness and
Percentage of Aggregate Indebtness to Net Capital
As of December 31, 2001

Aggregate Indebtness Liabilities	
Accounts Payable	$ 3,565
Accrued Expenses and Taxes Payable	2,891
Advanced Income Taxes	281
Total	$ 6,737
Percentage of Aggregate Indebtness to Net Capital	.03 to 1

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Computation for Determination of Requirements
Pursuant to Rule 15C3-4

Schedule 2

Not Applicable*

Information Relating to the Possession or Control
Pursuant to Rule 15C3-3
December 31, 2001

Schedule 3

Not Applicable*

* The above schedules numbered 2 and 3 are not applicable since the corporation claims an exemption from Rule 15C3-3 on the grounds that all customer transactions are cleared though U.S. Clearing Corp. on a fully disclosed basis.

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Reconciliation of Net Capital Computation
As of December 31, 2001

Schedule 4

Net Capital Per Form X-17A-5 (Unaudited Focus Report Filed by Corporation	$206,900
Net Capital Per Schedule 1	216,311
Difference Increase	$9,411
The Above difference is Reconciled as Follows-	
Increase Prepaid Taxes	$ 1,100
Decrease in Accounts Payable	1,000
Increase in CSU Life Insurance	6,785
Decrease in Accrued Expenses	1,006
Increase in Accrued Payroll Taxes	(474)
Decrease in Accounts Receivable	(6)
Total Difference	$9,411

The accompanying notes to financial statements are an integral part of this report.

M. Amarico, Inc.
Note to Financial Statements
December 31, 2001

Note 1 - Nature of Corporation's Business

The corporation conducts a retail stock brokerage business with its offices at 96 Limekiln Road, West Redding, Ct. All customer transactions are fully disclosed through U.S. Clearing Corp. The agreement with U.S. Clearing is for M. Amarico, Inc. to deposit $50,000 in a Good Faith Account at U. S. Clearing Corp.

Note 2 - Capital Stock Issued

The corporation was incorporated in the state of Delaware on January 14, 1981. Subsequent to that date, Mr. Michael Amari purchased 100% of the capital stock in the Corporation for the sum of $50,000.

Note 3 - Payroll Taxes and Employee Benefits

Contributions to the M. Amarico Pension Plan made in 2001 were estimated to be $60,000 and were transferred during 2001. This contribution was based on an estimate from acturial based on current market conditions of plan assets. It is expected that the $60,000 should be adequate to cover current year funding requirements.

Note 4 - Insurance

The corporation has secured a Stockholders' Blanket Insurance Policy from Hartford Fire Insurance Co. for the term of one year commencing June 25, 2001 through June 25, 2002. The policy has a limit of $60,000 and is subject to a loss deductible clause of $5,000 per loss The premium applicable to the year 2001 is reflected in Insurance Expense on Exhibit B. The corporation is a member of the Securities Investors Protection Corp. Assessments paid to same, are included in Insurance Expense on Exhibit B.

Note 5 - Depreciation

Included herein is the sum of $14,122 for depreciation on equipment, vehicles, and is calculated under the Straight Line Method of Depreciation.

Note 6 - Income Taxes

Income taxes consists of the following:

Current		
	Federal	$ 1,981
	State & Local	0
		$1,981
Deferred		
	Federal	0
	State	0
		$ 0

Deferred taxes are provided due principally to unrealized appreciation of securities. Reduction in deferred taxes is a result of recognized income from sale of securities. Deferred taxes are accrued due to timing differences and book to tax accounting for depreciation. There was no accrual for deferred taxes in 2001 since the amount was immaterial.

Note 7 - Net Income (Loss)

The Income of $(73,147) is arrived at after including net unrealized profit and losses from securities. Unrealized Loss on securities was $48,662. Commission and salaries reflect an accrual reversal of $20,000 for bonus not paid to corporate officer during 2001. The salaries, paid to non officers, for 2001 were $12,240.

Note 8 - Commitments and Contingent Liabilities

The Company as of this date is unaware of any contingencies.

JAMES M. GARGAN, C.P.A.

105 Mill Plain Road
2nd Floor
Danbury, Connecticut 06811

(203) 744-2200
(203) 744-0715
Fax (203) 744-0716

To The Board Of Directors
M. Amarico, Inc.

I have examined the financial statements of M. Amarico, Inc. for the period ended December 31, 2001, and have issued my report thereon dated February 26, 2002. As part of my examination, I made a study and evaluation of the system as required by generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and practices and procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (A) (11). Since the corporation claims exemption from compliance with Rule 15C3-3, I satisfied myself that all transactions were cleared through U.S. Clearing Corp. and no information came to my attention that the Corporation did not comply with this requirement. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing,and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal auditing control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. However, for the purpose of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the frame work of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from the misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgements

required in the preparations of financial statements. Further, projection of any evaluation of internal accounting control for future period is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.
CPA

My study and evaluation of the system of internal accounting control for the period ended December 31, 2001, which was made for the purposes set forth in the first paragraph above, that may have existed during the period, disclosed no weaknesses that I believe to be material.

Danbury, Connecticut
February 26, 2002


James M. Gargan, CPA